SKADDEN , ARPS , SLATE , MEAGHER & FLOM (UK) LLP
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Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Attention: Mr. John Reynolds

RE:	CEDC Finance Corporation International, Inc.

Amendment No. 1 to Application for Qualification on Form T-3

Filed March 11, 2013

File No. 022-28987; and

Application for Qualification on Form T-3

Filed February 25, 2013

File No. 022-28988

Dear Mr. Reynolds:

On behalf of Central European Distribution Corporation (the “Company” or “CEDC”), we are writing to respond to the comments set forth in your letter to Mr. Grant Winterton, Chief Executive Officer of the Company, dated March 19, 2013 (the “Comment Letter”), with respect to the above referenced filings of the Company. Set forth below are the Company’s responses to the Staff’s comments, which has been provided in each case following the text of the comments in the Comment Letter under “Comment Responses” below.

As discussed with Mr. Jay Williamson on May 7, 2013, for the convenience of the Staff, see below an overview of the process relating to the Form T-3s to which the Comment Letter relates.

Background

Exchange Offers, Plan Vote and Consent Solicitation

On February 25, 2013, the Company filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) in connection with an offer by CEDC (the “CEDC Exchange Offer”) to exchange all of its outstanding 3% Convertible Senior Notes due 2013 (“Existing 2013 Notes”) for shares of new common stock of CEDC (“New Common Stock”). The CEDC Exchange Offer was made upon the terms and conditions set forth in the Offering Memorandum, Consent Solicitation Statement and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated February 25, 2013 (the “Offering Memorandum and Disclosure Statement”), filed as Exhibit (a)(1)(i) to the Schedule TO. Concurrently with the CEDC Exchange Offer, CEDC’s subsidiary, CEDC Finance Corporation International, Inc. (“CEDC FinCo”), offered to exchange (the “CEDC FinCo Exchange Offer” and, together with the CEDC Exchange Offer, the “Exchange Offers”) all of its outstanding 9.125% Senior Secured Notes and 8.875% Senior Secured Notes due 2016 (together, the “Existing 2016 Notes”) for shares of New Common Stock and new Senior Secured Notes (“New Senior Secured Notes”).1

In connection with the Exchange Offers, CEDC and CEDC FinCo also solicited acceptances (the “Plan Vote”) to a prepackaged plan of reorganization (the “Plan”), as further described in the Offering Memorandum and Disclosure Statement. The Plan provided that in the event the Exchange Offers were terminated, CEDC and CEDC FinCo may file the Plan or another plan of reorganization under Chapter 11 of Title 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”), and in that case, holders of Existing 2016 Notes and Existing 2013 Notes would receive the same consideration under the Plan as they would have received by participating in the Exchange Offers.

In connection with the Exchange Offers and the Plan Vote, CEDC FinCo solicited consents (the “Consent Solicitation”) to amendments (the “Proposed Amendments) to the terms of the indenture that governs the Existing 2016 Notes (the “2016 Notes Indenture”) that would (i) eliminate certain restrictive covenants in the 2016 Notes Indenture (the “Covenant Amendments”) and (ii) release all of the liens on the collateral that secures the Existing 2016 Notes and all of the subsidiary guarantees of the Existing 2016 Notes (the “Collateral and Guarantee Amendments”). The Proposed Amendments will be effected through the execution of a supplement to the 2016 Notes Indenture (the “Supplemental Indenture”)

[1]	The terms of the CEDC FinCo Exchange Offer were also contained in the Offering Memorandum and Disclosure Statement. The Existing 2016 Notes are not equity securities; accordingly, the CEDC FinCo Exchange Offer was not subject to Rule 13e-4 under the Securities Exchange Act of 1934.

Form T-3 Filings

On February 25, 2013, CEDC, CEDC FinCo and the subsidiary guarantors under the Existing 2016 Notes Indenture filed an Application for Qualification of Indenture on Form T-3 (the “New Notes Form T-3”) in connection with the indenture that will govern the New Senior Secured Notes (the “New Senior Secured Notes Indenture”).2 On February 25, 2013, CEDC and CEDC FinCo filed a separate Application for Qualification of Indenture on Form T-3 in connection with a supplemental indenture giving effect to the Proposed Amendments (the “Supplemental Indenture Form T-3”).3

Proxy Statement

On February 28, 2013, the Company filed a preliminary proxy statement on Schedule 14A (the “Proxy”) seeking stockholder approval of, among other things, the issuance of New Common Stock offered in the Exchange Offers. In light of the amendment to the Plan as described below (such that the New Common Stock will not be offered in the Exchange Offers) and the filling of the Chapter 11 Cases (as defined below), the Company intends to withdraw the Proxy and is today submitting a withdrawal request in respect of the Proxy.

March 8, 2013 Amendments to the Exchange Offers, the Plan and the Form T-3s

The terms of the CEDC Exchange Offer were amended pursuant to the Amended and Restated Offering Memorandum, Consent Solicitation Statement and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated March 8, 2013 (the “Amended and Restated Offering Memorandum and Disclosure Statement”). The Amended and Restated Offering Memorandum and Disclosure Statement was filed as Exhibit (a)(1)(i) to Amendment No. 2 to the Schedule TO, filed with the Commission on March 11, 2013. The Amended and Restated Offering Memorandum and Disclosure Statement reflected the revised terms and conditions of the CEDC FinCo Exchange Offer. Under the revised terms and conditions of the offer, holders of Existing 2016 Notes were offered, at the election of holders participating in the offer, (i) cash consideration and/or (ii) the New Senior Secured Notes and new Convertible Secured PIK Toggle Notes due 2018 (the “New Convertible Notes” and, together with the New Senior Secured Notes, the “New Notes”). The Amended and Restated Offering Memorandum and Disclosure Statement also described the terms of an investment agreement (the “RTL Investment Agreement”) between the Company by Roust Trading

[2]	The offer of the New Senior Secured Notes was made in reliance on Section 3(a)(9) of the Securities Act of 1933 (the “Securities Act”). Because the Trust Indenture Act of 1939 (the “TIA”) contains no exception from the qualification requirements under the TIA for offers of securities under Section 3(a)(9) of the Securities Act, the Company filed the New Notes Form T-3.
[3]	The execution of the Supplemental Indenture containing the Collateral and Guarantee Amendments may be considered a “deemed” issuance of the Existing 2016 Notes, as modified by the releases of such collateral and guarantees. The offer of the modified Existing 2016 Notes was made in reliance on Section 3(a)(9) of the Securities Act. Because the TIA contains no exception from the qualification requirements under the TIA for offers of securities under Section 3(a)(9) of the Securities Act, the Company filed the Supplemental Indenture Form T-3.

Limited (“RTL”), pursuant to which RTL will make a $172 million investment in the Company, the proceeds of which would be used to fund the cash consideration to be received by the holders of Existing 2016 Notes in the CEDC FinCo Exchange Offer. As a result of RTL’s investment and RTL’s holdings of the debt of CEDC and its subsidiaries, RTL would receive approximately 85% of the New Common Stock in CEDC.

The Amended and Restated Offering Memorandum and Disclosure Statement also amended the Plan to reflect the revised terms of the CEDC FinCo Exchange Offer. Thus, pursuant to the amended Plan, (1) holders of Existing 2016 Notes would receive, at the holders’ election, (i) cash consideration and/or (ii) New Notes and (2) holders of Existing 2013 Notes would receive New Common Stock.

On March 11, 2013, the Company filed Amendment No. 1 to the New Notes Form T-3 to, among other things, (i) file a revised form of the New Senior Secured Notes Indenture to reflect amendments to the terms of that indenture and (ii) file a form of the indenture that will govern the New Convertible Notes (the “New Convertible Notes Indenture”) and include a description thereof.

March 18, 2013 Amendments to the Exchange Offers and the Plan

The Company filed Supplement No. 1 to the Amended and Restated Offering Memorandum and Disclosure Statement , dated March 18, 2013(“Supplement No. 1”), as Exhibit 99.1 to the Company’s Form 8-K, dated March 19, 2013t. Supplement No. 1 amended the Plan to reflect amended terms of the Plan Support Agreement between RTL and a committee of holders of Existing 2013 Notes. Pursuant to the amendments to the Plan set forth in Supplement No. 1, holders of Existing 2013 Notes would receive cash consideration instead of New Common Stock. As a result of RTL’s $172 million investment and the treatment under the Plan of RTL’s holdings of the debt of CEDC and its subsidiaries, RTL would receive approximately 85% of the New Common Stock in CEDC.

Termination of the Exchange Offers

On March 19, 2013, the Company filed Amendment No. 3 to the Schedule TO to terminate the CEDC Exchange Offer.4 On April 5, 2013, the Company terminated the CEDC FinCo Exchange Offer because the conditions to the offer had not been met.

[4]	On March 22, 2013, at the request of the Staff, the Company filed Amendment No. 4 to the Schedule TO to confirm that no further amendments to the Schedule TO would be filed.

Results of the Plan Vote and Consent Solicitation

On April 4, 2013, the voting and consent periods under the Plan Vote and the Consent Solicitation expired. With respect to the Plan Vote, holders of Existing 2013 Notes and Existing 2016 Notes voted overwhelmingly to accept the Plan.5 With respect to the Consent Solicitation, the requisite consents were obtained to approve the Proposed Amendments, including the Collateral and Guarantee Amendments.6

Chapter 11 Filings by CEDC and CEDC FinCo

On April 7, 2013, CEDC, CEDC FinCo and CEDC Finance Corporation, LLC filed voluntary petitions for reorganization (the “Chapter 11 Cases”) under the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) in order to effectuate the Plan. The Chapter 11 Cases are being jointly administered under the caption “In re: Central European Distribution Corporation, et al.” Case No. 13-10738. The confirmation hearing in respect of the Plan is scheduled occur on May 13, 2013.

Execution of the Supplemental Indenture and the New Notes Indentures

Pursuant to the Plan, the Supplemental Indenture will become effective pursuant to an order of the Bankruptcy Court at the time of confirmation of the Plan, which is expected to be May 13, 2013.7 The issuance New Senior Secured Notes Indenture and the New Convertible Notes Indenture will be executed, and the New Notes will be issued, on the effective date of the Plan, which is expected to be on or about May 31, 2013.8

The Company plans to file, as requested by the Staff in the Comment Letter, an amendment to the New Notes Form T-3 to reflect revisions to the New Senior Secured Notes Indenture and the New Convertible Notes Indenture that are consistent with the final terms of the New Notes as set forth in the Amended and Restated Offering Memorandum and Disclosure Statement and Supplement No. 1.

As discussed, the Company intends to file requests for acceleration of effectiveness in respect of the New Notes shortly following the submission of this letter following further consultation with the Staff.

[5]	Holders representing approximately 94% of the outstanding principal amount of Existing 2013 Notes and holders representing approximately 92% of the outstanding principal amount of Existing 2016 Notes voted to approve the Plan.
[6]	Holders representing approximately 95% of the outstanding principal amount of Existing 2016 Notes consented to the Proposed Amendments.
[7]	The Company intends to delay effectiveness of the Supplemental Indenture if an effectiveness order of the Supplemental Indenture Form T-3 has not been granted on the Plan confirmation date until such time as an order of effectiveness is granted by the Commission or (if earlier) such time as the 2016 Notes Indenture is cancelled pursuant to an order of the Bankruptcy Court on the Plan effective date.
[8]	The Company intends to rely upon Section 1145(a) of the Bankruptcy Code as the exemption under the Securities Act for the issuance of the New Notes.

Comment Responses

Set forth below are the Company’s responses to the Staff’s comments set forth in the Comment Letter.

Comment 1:	Please note that we will not be able to accelerate the effectiveness of your applications for qualification until all applicable comments, if any, on the related filings, for example, Schedule TO and Schedule 14A, have been resolved.

Response:	We respectfully wish to inform the Staff that the tender offer to which the Schedule TO relates was terminated on March 18, 2013. Further, the Company has requested the withdrawal of the Proxy pursuant to a letter submitted to the Commission dated the date hereof.

Comment 2:	Please ensure that your Form T-3s are updated to reflect revised deal terms, as applicable. In this respect your Form T-3 with file number 022-28988 does not appear to reflect the terms of the current offer.

Response:	The Company intends to file a second amendment to the Application for Qualification on Form T-3 with file number 022-28988, which will reflect the revised terms of the transaction. This amendment is expected to be filed on or about the confirmation date of the Plan, which is expected to be May 13, 2013.

Comment 3:	We note you intend to obtain exit consents to eliminate certain restrictive covenants and release certain liens, both subject to note-holder approval of at least 50% and 90%, respectively. The existing disclosure in your Form T-3 states that, if the covenants are eliminated but the liens are not released, it would not be deemed an issuance of a new security. Please provide us with your analysis supporting this conclusion.

Response:	The Company has received approval from holders representing greater than 90% of the outstanding principal amount of the Existing 2016 Notes, thereby approving both the Covenant Amendments and the Collateral and Guarantee Amendments. Therefore, the Supplemental Indenture will give effect to both the Covenant Amendments and the Collateral and Guarantee Amendments and the Supplemental Indenture giving effect to all of those amendments will be qualified under the Trust Indenture Act of 1939. The deemed offer of the modified Existing 2016 Notes was made under Section 3(a)(9) of the Securities Act.

* * * * *

Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, facsimile +44 20 7519 7070. If you would like to discuss any aspect of the Company’s response, please call me on +44 207 519 7183, or, in my absence, Scott Simpson on +44 20 7519 7040.

Sincerely,

/s/ James A. McDonald
By:	James A. McDonald

cc:	Central European Distribution Corporation

Grant Winterton

Ryan Lee

Brian Morrissey

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

Scott Simpson